LUX AMBER, CORP.

207 Shaoyaoju Beili 712, Beijing, China l00029

August 31, 2018

Tracey Houser and Terence O’Brien
Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission 100 F Street, NE, Washington, DC 20549

Reference:	Lux Amber, Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 18, 2018
File No. 333-225545

Dear Tracey Houser and Terence O’Brien,

In response to your letter dated August 1, 2018, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 18, 2018:

General Information About Our Company, page 3

1. We note your disclosure in response to comment 2 of our letter dated July 3, 2018, but we are unable to reconcile this disclosure with your response to comment 8 that you will not be selling jewelry. In addition, we note your disclosure on page 5 that you have an oral agreement with a supplier to make the jewelry based on your design service. Please revise your disclosure to explain the consumer experience from design to delivery of the jewelry and clarify whether you will contract with your supplier to make the jewelry that customers design on your website.

RESPONSE: We have added a statement on P.3 that we will not be selling jewelry. Furthermore, we have described the clients experience to be as follows: a client visits our website, gets acquainted with the portfolio of ready-made jewelry designs, he creates a sketch of its own using a program on our website and then pays for the self-designing service  in exchange for the completed sketch with a full technical plan. This will include a referral to a reputable third party jewelry manufacturer.  The client pays for the manufacturing of the jewelry directly to the manufacturer.

2. Please disclose the web address for the website you describe in this section.

RESPONSE:  We have now disclosed the website address in the given section.  The website address is  http://luxdesignjewelry.com

General

3. Please check the box on the cover page that confirms you have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards, if correct. Please refer to your disclosures on pages 16 and 18.

RESPONSE:  We have checked the check box on the cover page as requested.

4. We note that your only asset is your website. We note that payment was due within 90 days of the Website Asset Purchase Agreement. Please disclose whether you have paid the purchase price and the source of payment. If the company borrowed money to pay the purchase price, please revise your disclosure to discuss the terms of this indebtedness, whether proceeds from the offering will be used to repay this debt, and whether this was a related party transaction.

RESPONSE: We have disclosed that the website has not yet been paid for. Moreover, we have extended the terms of the payment by two months. Therefore, as of today, according to the website contract, we owe $15,000 which is due on September 27, 2018.  This was not a related party transaction. We plan to pay for the websites either from the income generated by our business, or with loans taken from our Director. We do not plan to use the proceeds from this offering to pay for the website.

Please direct any further comments or questions directly to:

Yuliia Baranets
Email: info@luxdesignjewelry.com Telephone: (702) 425-3256

Sincerely,

/s/ Yuliia Baranets
Yuliia Baranets, CEO